Mail Stop 4561

May 21, 2007

VIA USMAIL and FAX (260) 833 - 4411

Mr. Michael Pacult
Chief Executive Officer
Bromwell Financial Fund, Limited Partnership
505 Brookfield Drive
Dover, Delaware 19901

      Re: **Bromwell Financial Fund, Limited Partnership**
              Form 10-K for the year ended 12/31/2006
              Filed 4/3/2007
              File Nos. 333-85755

Dear Mr. Michael Pacult:

We have reviewed your filing and have the following comments. We have limited our review to only the issues addressed below and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Michael Pacult
Bromwell Financial Fund, Limited Partnership
May 21, 2007
Page 2

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Item 9A. Controls and Procedures, page 7

1.   Please tell us if your certifying officers have reconsidered the effect on the
        adequacy of your disclosure controls and procedures as of the end of the period
        covered by your annual report in light of your financial statement deficiencies as
        noted below.

Financial Statements and Notes

General

2.   You only provide two years of information for the statement of operations,
        changes in net assets, and cash flows. Tell us how you considered Rule 3.02(a)
        of Regulation S-X in determining that you have covered the required periods in
        your financial statements or revise to include.

Report of Independent Registered Public Accounting Firm, page F-2

3.   We note you have not included your audit opinion for the financial statements for
        the year ended December 31, 2005. Tell us how you considered the guidance in
        Rule 2-02 of Regulation S-X.

Certifications

4.   We note that the identification of the certifying individual at the beginning of the
        certification required by Exchange Act Rule 13a-14(a) also includes the title of
        the certifying individual. Considering that the certifications must be signed in a
        personal capacity, please confirm to us that your officers signed such
        certifications in a personal capacity and that you will revise your certifications in
        future filings to exclude the title of the certifying individual from the opening
        sentence.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please submit a response letter on EDGAR
that keys your responses to our comments and provides any requested information.
Detailed response letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Branch Chief